Filed by America Online, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                      Commission File No. 001-12143

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding the proposed AOL/Time Warner merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; costs related to the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting AOL's business generally.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999.

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     THE FOLLOWING ARE TALKING POINTS THAT MAY BE USED FROM TIME TO TIME BY
                  SPEAKERS ON BEHALF OF AMERICA ONLINE, INC.:

First let me tell you a little about the AOL -- Time Warner combination about which I am sure you are all curious. We are very excited about this merger which will truly represent a one-of-a-kind 21st Century Internet, media and entertainment company. The combined company will bring together an array of world-class media and entertainment franchises, the world's premier consumer online brands, and the most advanced electronic delivery systems.

We expect the merger will increase competition in the coming broadband environment -- driving the growth of broadband Internet services more quickly and making them less expensive for consumers.

Indeed, combining Time Warner's journalistic heritage with AOL's history as a pioneer of the Internet medium will help maintain America's leadership in a transformed global marketplace. It will facilitate and encourage global electronic commerce - bringing wealth home and creating more high-paying jobs for Americans.

The combined company will retain AOL's core commitment to building a new Internet medium we can all be proud of and will be uniquely positioned to meet the challenges of bridging the digital divide, enhancing educational resources for our children, and encouraging civic discourse among all citizens.

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THE FOLLOWING IS A TRANSCRIPT OF A TELEPHONE CONFERENCE HELD ON FEBRUARY 7, 2000
WITH ROBERT W. PITTMAN, PRESIDENT AND CHIEF OPERATING OFFICER OF AMERICA ONLINE, INC., AND J. MICHAEL KELLY, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF AOL

Thank you all for joining us this morning. Let me start today with a few words about our vision for our Time Warner merger and its huge opportunities for growth, and then turn to the strong momentum for the new enterprise that each company is building.

To show you why AOL Time Warner will be in a class of its own in the Internet industry, we'll detail how each company will transform the other's businesses. Then I'll update you quickly on how our transition is coming along, and I'll end with some ways you might think about valuing the new company.

Our merger with Time Warner will create a new company with world-class brands, unmatched infrastructure, technological expertise and a shared vision for the Internet Age that will be able to lead the transformation of the interactive medium, and increase the penetration into consumers' everyday lives.

AOL Time Warner will stand alone in the breadth and quality of interactive services we provide to consumers, and the financial and operating performance we deliver for shareholders.

That's because AOL and Time Warner will act as catalysts on each other's current businesses, and create new business opportunities -- some we see today, and, frankly, as we've come to learn, some that we will discover together.

Our Internet resources will be the catalyst for high growth across Time Warner's divisions.

As you know, in the Internet business, when you infuse well-known and well-trusted brands with easy-to-use interactivity, and strong distribution, you get a much more immediate impact than you do with a start-up. You don't have to live through the years of building the brand reputation.

And, because we will be fully integrated, we will be best positioned to pioneer new services and products.

Time Warner's resources will be a catalyst for catapulting the development of next generation broadband and AOL Anywhere services, as well as additional subscription and ad/commerce growth throughout the AOL brands and products.

Time Warner properties will provide huge benefits for AOL TV, as well as fuel the creation of entirely new types of entertainment on that platform, as well as all the companion devices you've been hearing so much about.

Today, we announced a key AOL Anywhere initiative in Europe - you may not have seen it, but it is out already - that will set the worldwide model for how we will take advantage of the growth opportunity of the "mobile Internet." In fact, more than one-third of Europeans are expected to be using mobile Internet phones by 2004.

Through today's alliances with Nokia, Ericsson and RTS Wireless, AOL Europe will start mobile trials in the UK, Germany and France -- aiming to provide AOL members, and other mobile users across Europe, the same level of quality, convenience and community they have enjoyed on the PC.

Time Warner news, financial, sports and entertainment content and a range of new commerce opportunities will fill the pipeline for mobile devices. As we follow our members anywhere and everywhere, the AOL Time Warner merger will ensure we give them every reason to stay connected.

Over the next three to five years, we will witness even more dramatically, the next wave of growth, as the PC user extends interactivity to the television, telephone and other Internet devices.

And no company will have a better platform to deliver next-generation Internet services and to benefit from this convergence than AOL Time Warner. By providing each other's missing pieces, AOL Time Warner will be able to capture unique value that neither company could ever hope to on its own.

When you look at our individual companies, you can see the strengths that each of us are bringing to this combination.

As you saw from our second quarter earnings, we are continuing to heighten the powerful momentum behind our global businesses -- even as we lead the way to the next stage of the Internet's potential.

We delivered a record-setting financial and operational performance for the quarter, with strength throughout all of our businesses.

Our flagship AOL service added a record 1.8 million worldwide subscribers during the quarter. At the same time, we've established CompuServe 2000 as the leading value brand, adding 440,000 new subscribers for the quarter, and we've added Gateway.net to our family of brands, as well, in this quarter.

Last week, AOL membership surpassed 21 million.

So, we now have close to 24 million paying members. On top of that, we have some 135 million registered users of our free Web-based brands, including ICQ and Netscape Netcenter - and that's right, I did say 135 million registered users. And although you know about our success with ICQ, you may not realize how well Netscape Netcenter is doing on its new mission. According to the latest Media Metrix report, Netcenter's has surpassed Excite, Go and Lycos in total reach at home and work. That's quite an accomplishment for that product.

And, late last month, we took another major step in making AOL membership even more valuable with the announcement of AOL AAdvantage -- our partnership with America Airlines to create the world's largest online customer loyalty program. AOL members and consumers, using our other brands, now will have more ways to earn miles online and offline, and to quickly and easily redeem them.

We also entered into an exclusive alliance with Netcentives to provide the infrastructure to scale our rewards network to support an increasing numbers of members and commerce partners. Today, we are also creating "ICQ ClickRewards" -- a rewards program for ICQ members that will enable us to continue to monetize the world's largest online communications community.

Our e-commerce and advertising businesses also are setting new records. During the last quarter, our advertising, commerce and other revenues climbed 79% over last year to $437 million. And AOL members spent $2.4 billion online during the holiday season.

Plus, we've stepped up the expansion of our international services with record membership growth in key European markets and the launch of America Online Brasil. And, of course, ICQ continues its strong international trajectory.

In addition to our initiative in mobile Internet usage in Europe, AOL Anywhere also is making significant progress. We previewed AOL TV and new companion devices to rave reviews at the Consumer Electronics Show last month. And we've announced key acquisitions of Tegic and MapQuest to further this strategy.

Taken together, our businesses could not be stronger, and we are well positioned to extend our leadership.

As you heard last week, Time Warner's strong earnings show that its businesses also are experiencing growing momentum. Time Warner is building its own leadership across all of its businesses -- with strong record performances and such strategic moves as its pending acquisition of EMI.

Similar to our own business model, Time Warner grew its revenues across three major buckets: Subscriptions, advertising and e-commerce, and content. And, like us, its fastest growing category is high-margin advertising and commerce from its increasingly successful Turner Networks, publishing, WB network, local cable and TV syndication operations.

To put this success into even sharper perspective, just look at IDC's macro projections for Internet and e-commerce services that forecast an increase from $4.6 billion in 1997 to $43 billion in 2002 -- a 57% annual growth rate. All you have to ask yourself is what share will AOL Time Warner be able to capture of that bucket.

Just to underscore the merger's dramatic potential for immediate impact on Time Warner's businesses, Gerry Levin and Rich Bressler told analysts that they expect to greatly accelerate the digitizing of their valuable content brands through pre-merger agreements with us to take advantage of AOL's infrastructure.

As you know, our shared, cost-efficient infrastructure has been central to AOL's growth and profitability. Because of our infrastructure -- bought and paid for by the AOL service -- we are able to operate our Web portals at about 20% of the cost of free-standing competitors, and we are benefiting from major savings in our international operations and CompuServe.

To help you envision how these two companies will work together, I want to give you some examples of how a powerful catalyst transforms businesses with top brands, solid earnings, big customer bases, and significant habitual use -- and drive to new and dramatically higher growth rates.

The CD allowed the entire music business to reinvent itself with new consumer demand -- exploding from a $3.7 billion business in 1978 to $13.7 billion by 1998.

Cable was a Mom & Pop industry for providing distant broadcast TV signals, until satellite networks such as HBO, CNN, and TBS took advantage of the satellite to create incredible value -- driving cable subscription revenue from a little over $883 million in 1975 to $33 billion in 1998.

We're convinced that the Internet will be a catalyst to an explosion of growth that will far exceed the impact of the cable networks and the CD. As Andy Grove reminds us -- all businesses eventually will be Internet businesses, and AOL Time Warner's combined capabilities will make it the pacesetter of this global revolution.

Here's how we think our Internet expertise, leading brands, infrastructure and audience become an electrifying catalyst for immediate growth in the value of Time Warner products and businesses.

1) We think AOL Time Warner will be able to do for music what AOL did for e-mail. Our Cyberstudy showed that 61 percent of users 18 to 24 are already downloading music -- despite the fact that it is still hard to do. And, once we make it easy and convenient, we will be able to build community, commerce and a powerful new delivery vehicle around Warner Music.

2) With more than 100 million subscriptions between us, the ability to move Time, Inc. subscriptions to AOL's "evergreen" billing and to sell each other's subscriptions at almost no incremental cost can have a huge impact on the bottom line.

3) In ad/commerce, a recent Myer's Group research study found that the three most sought-after media companies by marketers are AOL, Time Warner, and Turner Broadcasting -- in that order. Imagine the power of having them all under one roof.

And AOL Time Warner will be able to take e-commerce to the next level. We could offer packages that leverage our unparalleled reach across interactive properties, publishing, television, music and cable. In short: "location, location, location."

4) Brand advertising and cross-promotion should lead to additional savings of the nearly $1 billion annually AOL spends on marketing. And we'll realize significant cost-savings with call centers, data centers, and customer service.

5) Our infrastructure can provide Time Warner cable with a broadband cost structure it could not reach on its own. And since AOL has half the subscription members in the US, we'll have the unique opportunity to upgrade them to broadband at almost no marketing cost and without asking them to change brands.

6) The merger will serve as a tremendous catalyst for further global growth. Time Warner operates in more than 100 countries, and its globally popular news, entertainment and music properties will provide a huge competitive advantage in attracting interactive audiences abroad.

7) Our highly successful collaborations with Time Warner for Austin Powers and You've Got Mail just scratch the surface of what we can achieve in cross-promotion and, ultimately, content services with AOL MovieFone and other brands.

8) And, finally, Our ICQ and AIM communications platforms are a fantastic fit for Time Warner's cable systems as they move toward cable telephony.

When you look at the range of these market segments and the size of these opportunities, just consider AOL Time Warner's capability of extending its leadership in each and every one of them. So, clearly, the growth opportunities for us are tremendous.

And we're already off to a fast start on the transition to the new company. After putting together 10 marketing, commerce, content and promotional arrangements in just the weekend before the merger announcement, we're developing a range of other possible relationships to the extent permitted.

Our transition process is in high gear -- with a number of teams among our executives focusing on a range of operational issues and new opportunities. As you think about this business, you understand -- and we understand -- that pioneers benefit from significant first-mover advantages. But the value of paradigm-breakers like AOL Time Warner is difficult to capture with traditional measures.

Clearly, we together will be able to drive incremental revenue and EBITDA growth far higher than AOL or Time Warner could have achieved on its own. The combined company will have a revenue base in excess of $40 billion our first full year and EBITDA of approximately $11 billion including synergies.

And we believe AOL Time Warner will grow EBITDA by about 30% in its first year, which is comparable to the growth rates of other leading Internet-powered companies like Cisco, and even higher than Microsoft.

Given the trading multiples leaders like these enjoy in the market today, clearly, there is much value to be created for our shareholders and we look forward to doing exactly that.

In sum, when you put AOL and TimeWarner together, it will be the only company able to deliver news, entertainment, information and communications to consumers around the world with the leading brand in every significant category. Turbo-charging all these brands will be the high-growth benefits of AOL's interactivity -- speed, convenience, ease-of-use, and accessible anywhere over a cost-efficient infrastructure.

No other company will have the ability to penetrate so many aspects and so many hours of consumer's lives daily -- becoming increasing essential and valuable.

This year, the Internet industry started all over again. And AOL Time Warner represents a rare opportunity for the market to get in on the ground floor of an all-new medium like nothing we've seen before.

Q: Clearly the long-term synergies between AOL and Time Warner are tremendous. Are there any synergies near-term - pre-merger - that can be recognized, or begin to be pointed to, over the next year or so.

BP: Absolutely. We are looking at commercial relationships now and, I will tell you, it runs everything from shared co-op advertising to looking at how we sell subscriptions together to how we market together, obviously. The properties they create and translate onto the Internet can use some of our infrastructure. We do that on a commercial basis. We can give them distribution, which we are in the business of doing, and you know the results of doing that, and move them into an immediate leadership position. And so on, and so on. I will tell you, what's interesting is, at this point, just from our folks talking, the list was longer than any of us imagined. And those of us who are optimists are surprised as the opportunities almost multiply the more you talk about them.

MK: My guess is what you will start to see is a pattern of announcements with more commercial relationships really evidencing all the great potential that we've got here and really turning it into real economics. So, over the next months ahead, I expect to see a series of announcements coming out reinforcing the possibilities.

Q: Can you talk about one of the other key metrics--member usage--which has continued to climb pretty steadily over the last year to year-and-a-half? Now above an hour per user. Can you talk about what's changing in the members' usage pattern that's causing them to use the service more, and what are they doing more of?

BP: It's interesting. I joined the company about 3 1/2 years ago and the usage then was about 14 minutes a day. So it's been on a rapid increase over the years. I think it's the same thing you see with any product that's getting embedded in peoples' lives and becoming a necessity. When I first got a cell phone, I used it a little bit. Now I use it all the time. The first month I had a cell phone, you could have taken it away from me. Today, I can't live without it. The same with the television, the vcr, the telephone and the Internet. On AOL, we give you your name, you set up your buddy list, you set up your portfolios, you get accustomed to certain communities of interest and the people there. Those are very sticky applications that cause you to be, not only interested in this product and making it a necessity in your life, but you've become very brand affiliated and locked to it because of these sticky applications.

What I think is also interesting about the AOL service is that if you look at usage of AOL, 85% of the usage is within the four walls of AOL, while only 15% goes out to the Internet at large. No other service comes close to those numbers. In fact, most other services would think that the reverse of that was pretty good for them. So it says that the consumer is looking for AOL to be home-based looking for AOL to pick the stuff they need and want and use and put it in a convenient way.

What is also interesting, making the point about their habitual usage, and making this a necessity, is now the majority of our members use it five days a week. So its becoming like stopping at the end of the drive way and opening the mail box and checking the mail as habit. Every night you go and turn on the computer and do whatever you do on the computer. And everyday you find a little more to do -- book your vacations, kids doing their term-paper, etc. Once you've got it online, you don't go back to the offline way of doing it because it's easier, more convenient, and more time efficient online.

Q: One of the things we've seen recently is just a flurry of activities surrounding your international properties. Can you talk about what your strategy is there, and are many of these markets starting to enter that high-growth, mass-market stage?

BP: Let me hit that. It's a great point. First, let me say the leading international service out there is actually ICQ, which we own now. It is like free services, or Web portals, or whatever. You can capture only part of the value because that's not the paying relationship with the member which is probably the strongest. When we get to those services, obviously AOL and CompuServe have done very well -- leading international products. If you broke international out of AOL, it would be the number 2 Internet company. So we are doing very well.

We do have one constraining factor worldwide, and that is, that in most countries, the local calls are toll calls. They do not have unlimited local calling so people gate their usage of the Internet, not because of the Internet, but because of the telephone call. Our sense is that this is a temporary problem because, either regulatorily or competitively, there will be pressures to change that. We think that's temporary. In spite of that, we've seen dramatic growth around the globe. What's interesting is that our UK and German ventures with Berterlsmann have been growing at levels they've never seen before in the past six months, yet the competition has never been hotter.

A year ago, people were worried that some of the free services would somehow hit AOL hard. What I think they're beginning to realize is that AOL is not in the value segment, it's in the premium segment, therefore, we don't sell price and price is not the metric of our success. I think we've been pretty good about jumping into the value segment when we can spot an opportunity. Freeserve paved the way for the value segment in the UK and we've dropped Netscape Online there as a free service, and it has done quite well. Again, we've got this infrastructure, we've got a knowledge base, and we've got resources which allow us to exploit any opportunity we find, not only in the U.S., but worldwide.

The final point I would make on the worldwide operation is that, when you go into a country where you've got 4 or 5 million users of the Internet, no one can afford to build the kind of robust service we've got for AOL ... except us. And the way we do it, is we leverage everything bought and paid for by the U.S. AOL, to provide this service which is head-and-shoulders above the quality of the others. And what's interesting is, if you look around the globe, you know what differentiates AOL from all of its competitors in every country in the world? How much the member uses it. The time spent on AOL is dramatically higher than competitive ISPs in every country in which we operate, and we think, at the end of the day, that's the long-term competitive advantage.

Q: One final question. If you really look at many of these international markets, the actual consumer device usage is the inverse, in many respects, of what it is in the U.S., where cell phone usage is high, PC usage is realtively low, and so on. So how does this affect AOL's entry into those markets, or does it have any meaningful effect on how [?] potentially use AOL services?

BP: It's interesting. What it says for us is that we're probably putting Europe, for example, ahead of the U.S. in terms of our priorities in some of the wireless devices because they do have high usage. Some of that relates to the charges for the wireline usage and the fact that they do have a common standard in Europe. All of those issues will hit in the U.S. And the good news is that we are able to work out the kinks in it ... go through it and learn from some of the experiences in Europe ... and import it back to the U.S. where it may have a bigger monetary opportunity for us than it had for us in Europe.

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Investors   and   security   holders   are  advised  to  read  the  joint  proxy
statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by America Online, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by America Online at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from America Online by directing such request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn: Investor Relations, tel: (703) 265-1741; e-mail: AOLIR@AOL.com.

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